EXHIBIT 11(a)(20)
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      [Form of letter dated July 26, 1999 from Gary L. Neale, Chairman,
     President and Chief Executive Officer of Parent, to shareholders of the Company]

    [Letterhead of Gary L. Neale, Chairman, President and Chief Executive
                             Officer of Parent]


                                           July 26, 1999


   Dear Columbia Energy Shareholder:

   As you know, on June 25, 1999, NiSource offered to purchase your shares of Columbia Energy for $68 per share in cash. Our offer represents a premium of 35.3% over Columbia's average closing price for the four weeks preceding our announcement, and more that 10% over the highest price that Columbia's stock has ever traded. Even so, NiSource has repeatedly stated that we are willing to increase our offer, if only Columbia management would agree to talk.

   Instead of meeting with us to consider our offer, Columbia has offered only misleading statements designed to obscure the fact that our offer maximizes value for all Columbia shareholders. At the same time, Columbia's Board and management have been quick to reward themselves-- at your expense--with lucrative "golden-parachute" employment agreements costing Columbia tens of millions.

   Since we commenced our offer, I have spoken extensively to many of Columbia's largest institutional shareholders. A significant number of these holders have already tendered their shares. Indeed, the holders of more than 50% of Columbia's outstanding shares have expressed their desire to see a negotiated transaction. WE BELIEVE IT IS TIME TO STOP THE RHETORIC AND FOR NISOURCE AND COLUMBIA TO SIT DOWN TO NEGOTIATE A TRANSACTION FOR THE BENEFIT OF ALL COLUMBIA SHAREHOLDERS.

   I URGE YOU TO TENDER YOUR SHARES TODAY. REMEMBER, NISOURCE'S OFFER IS CURRENTLY SET TO EXPIRE ON AUGUST 6, 1999. TENDERING NOW IS FULLY REVERSIBLE, RISK-FREE AND COMMISSION-FREE. By doing so, you will join other Columbia shareholders in sending a clear message that you purchased your shares with the expectation of maximizing the value of your investment. If you have any questions about how to tender your shares, please call our Information Agent, Innisfree M&A Incorporated, toll-free at 877-750-5837.

   We are firmly committed to pursuing our offer, which we are convinced is a win-win for the shareholders of both Columbia Energy and NiSource, and for their employees, customers and the communities they serve.







   Thank you for your consideration and support.


   Gary Neale
   CHAIRMAN, PRESIDENT
      AND CHIEF EXECUTIVE OFFICER


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   This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders.
   Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.
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